EXHIBIT 21.1
SUBSIDIARIES OF CALLIDUS SOFTWARE INC.

Callidus Software Pty. Ltd	Australia

Callidus Software (Canada) Inc.	Canada

Callidus Software GmbH	Germany

Callidus Software Hong Kong Ltd.	Hong Kong

Callidus Software Ltd.	United Kingdom

Callidus Software (Singapore) Pte. Ltd.	Singapore